EXHIBIT 2

Cameco Corporation

2003 Consolidated Audited Financial Statements

STILL GROWING STRONG

Cameco continues to demonstrate financial strength.

FINANCIAL INFORMATION

Report of Management’s
Accountability

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgment, are consistent with other information and operating data contained in the annual report and reflect the corporation’s business transactions and financial position.

Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

The integrity and reliability of Cameco’s reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and appropriate delegation of authority and division of responsibilities. Internal accounting controls are monitored by the internal auditor. Cameco’s code of ethics, which is communicated to all levels in the organization, requires employees to maintain high standards in their conduct of the corporation’s affairs.

Our shareholders’ independent auditors, KPMG LLP, whose report on their examination follows, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards.

The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit committee. The audit committee reviews the financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by David M. Petroff

Senior Vice-President, Finance and Administration
and Chief Financial Officer

January 26, 2004, except as to note 28(b) which is as of
February 27, 2004

Auditors’ Report

To the Shareholders of Cameco Corporation

We have audited the consolidated balance sheets of Cameco Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Original signed by KPMGLLP

Chartered Accountants
Saskatoon, Canada

January 26, 2004, except as to note 28(b) which is as of
February 27, 2004

FINANCIAL INFORMATION

Consolidated Balance Sheets

		(Restated)
As at December 31	2003	2002
		(Thousands)
Assets
Current assets
Cash	$84,069	$58,096

Accounts receivable	181,337	186,369

Inventories [note 3]	316,435	339,684

Supplies and prepaid expenses	41,571	45,731

Current portion of long-term receivables, investments and other [note 5]	54,866	20,163

	678,278	650,043

Property, plant and equipment [note 4]	2,072,156	2,060,250

Long-term receivables, investments and other [note 5]	608,977	257,523

Total assets	$3,359,411	$2,967,816

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$156,112	$131,932

Dividends payable	11,598	6,998

Current portion of long-term debt [note 6]	4,331	6,318

Current portion of other liabilities [note 8]	1,563	16,931

Future income taxes [note 15]	24,237	9,198

	197,841	171,377

Long-term debt [note 6]	238,707	218,290

Provision for reclamation [note 7]	150,444	159,344

Other liabilities [note 8]	36,196	9,523

Future income taxes [note 15]	501,674	530,625

	1,124,862	1,089,159

Minority interest	14,690	18,078

Shareholders’ equity
Preferred securities [note 9]	158,022	193,763

Convertible debentures [note 10]	226,444	–

Share capital [note 11]	708,345	680,934

Contributed surplus	474,927	472,488

Retained earnings	665,377	494,341

Cumulative translation account [note 12]	(13,256)	19,053

	2,219,859	1,860,579

Total liabilities and shareholders’ equity	$3,359,411	$2,967,816

Commitments and contingencies [notes 6,7,18,19,24,25]
See accompanying notes to consolidated financial statements.
Approved by the board of directors

FINANCIAL INFORMATION

Consolidated Statements of Earnings

		(Restated)	(Restated)
For the year ended December 31	2003	2002	2001
		(Thousands)
Revenue from
Products and services	$826,946	$748,334	$700,839

Expenses

Products and services sold	538,823	486,155	422,067

Depreciation, depletion and reclamation	124,489	116,958	129,298

Administration	47,011	41,693	36,644

Exploration	21,923	21,532	18,203

Research and development	1,717	2,257	2,097

Interest and other [note 13]	4,737	(1,957)	(2,366)

Gain on property interests [note 23]	–	(2,670)	–

	738,700	663,968	605,943

Earnings from operations	88,246	84,366	94,896

Earnings from Bruce Power [note 19]	107,921	15,769	12,167

Other income (expenses) [note 14]	429	(878)	590

Earnings before income taxes and minority interest	196,596	99,257	107,653

Income tax expense (recovery) [note 15]	(15,994)	47,265	42,241

Minority interest	(3,416)	(871)	–

Net earnings	216,006	52,863	65,412

Preferred securities charges, net of tax [note 9]	9,030	9,340	9,325

Convertible debenture charges, net of tax [note 10]	2,290	–	–

Net earnings attributable to common shares	$204,686	$43,523	$56,087

Basic earnings per common share [note 26]	$3.65	$0.78	$1.01

Diluted earnings per common share [note 26 ]	$3.58	$0.78	$1.01

Consolidated Statements of Retained Earnings

		(Restated)	(Restated)
For the year ended December 31	2003	2002	2001
		(Thousands)
Retained earnings at beginning of year, As previously reported	$483,658	$465,420	$437,328

Change in accounting policy for reclamation [note 2]	10,683	13,280	13,089

As restated	$494,341	$478,700	$450,417

Net earnings	216,006	52,863	65,412

Dividends on common shares	(33,650)	(27,882)	(27,804)

Preferred securities charges, net of tax [note 9]	(9,030)	(9,340)	(9,325)

Convertible debenture charges, net of tax [note 10]	(2,290)	–	–

Retained earnings at end of year	$665,377	$494,341	$478,700

See accompanying notes to consolidated financial statements.

FINANCIAL INFORMATION

Consolidated Statements of Cash Flows

		(Restated)	(Restated)
For the year ended December 31	2003	2002	2001
		(Thousands)
Operating activities
Net earnings	$216,006	$52,863	$65,412

Items not requiring (providing) cash:
Depreciation, depletion and reclamation	124,489	116,958	129,298

Provision for future taxes [note 15]	(26,213)	36,996	32,655

Deferred charges (revenue) recognized	9,331	1,375	(10,373)

Earnings from Bruce Power [note 19 ]	(107,921)	(15,769)	(12,167)

Equity in (earnings) loss from associated companies [note 14]	1,494	1,083	–

Minority interest	(3,416)	(871)	–

Gain on property interests [note 23]	–	(2,670)	–

Other operating items [note 16]	32,123	60,877	(88,578)

Cash provided by operations	245,893	250,842	116,247

Investing activities
Additions to property, plant and equipment	(159,570)	(90,226)	(58,275)

Increase in long-term receivables, investments and other	(288,259)	(42,597)	(94,808)

Decrease in long-term receivables, investments and other	–	58,296	21,963

Proceeds on sale of property, plant and equipment	242	101	403

Cash used in investing	(447,587)	(74,426)	(130,717)

Financing activities
Decrease in debt	(25,848)	(130,295)	(25,485)

Increase in debt	50,311	1,379	79,932

Restricted cash	342	11,138	409

Issue of convertible debentures, net of issue costs	223,032	–	–

Issue of shares	27,411	10,903	5,208

Preferred securities charges	(15,306)	(17,238)	(17,268)

Dividends	(32,275)	(27,944)	(27,720)

Cash provided by (used in) financing	227,667	(152,057)	15,076

Increase in cash during the year	25,973	24,359	606

Cash at beginning of year	58,096	33,737	33,131

Cash at end of year	$84,069	$58,096	$33,737

Supplemental cash flow disclosure
Interest paid	$20,675	$16,572	$22,860

Income taxes paid	$11,537	$5,309	$3,916

See accompanying notes to consolidated financial statements.

FINANCIAL INFORMATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. Cameco Corporation and its subsidiaries (collectively, “Cameco” or “the company”) are primarily engaged in the exploration for and the development, mining, refining and conversion of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. The company has an interest in the Bruce Power electrical generation plant in Ontario. Cameco is also involved in the exploration for and the development, mining and sale of gold.

2.	Accounting Policies

(a)	Significant Accounting Policies

A summary of significant accounting policies follows the notes to the consolidated financial statements.

(b)	Changes in Accounting Policies

(i) Stock-Based Compensation (note 21)

Cameco has adopted the fair value method of accounting for employee stock options with retroactive effect to January 1, 2003. Pursuant to new transitional rules related to accounting for stock-based compensation, Cameco chose to record compensation expense for all employee stock options granted on or after January 1, 2003 with a corresponding increase to contributed surplus. Compensation expense for options granted during 2003 is determined based on the estimated fair values at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy has increased expenses by $2,439,000 in 2003.

(ii) Asset Retirement Obligations (note 7)

In March 2003, the CICA issued new accounting rules dealing with asset retirement obligations which come into effect for fiscal years beginning on or after January 1, 2004. Cameco chose to adopt the rules in 2003. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. This section addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. The new rules require that the estimated cost of an asset retirement obligation be recognized as a liability in the period incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset’s useful life. The liability is accreted over time through charges to earnings. This differs from the current practice which involves accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the asset.

The cumulative effect of the change in policy on the balance sheet at December 31, 2002 is to increase property, plant and equipment by $23 million, future income taxes by $8 million, liabilities by $4 million and opening retained earnings by $13 million. The effect of the change in policy on the statement of earnings for December 31, 2002 was a $3 million ($0.05 per share) reduction in earnings. For 2001, earnings were virtually unchanged.

(c)	New Accounting Pronouncements

Hedging Relationships

Effective January 1, 2004, Cameco will be required to adopt the new Canadian Accounting Guideline, Hedging Relationships that establishes new criteria for hedging relationships in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. Cameco does not anticipate that the adoption of this accounting guideline will have a material impact on its consolidated financial statements.

FINANCIAL INFORMATION

3.	Inventories

	2003	2002
		(Thousands)
Uranium
Concentrate	$260,211	$284,052

Broken ore	9,680	8,586

	269,891	292,638
Conversion	44,472	39,097

Gold
Finished	297	4,189

Broken ore	1,775	3,760

	2,072	7,949

Total	$316,435	$339,684

4.	Property, Plant and Equipment

		Accumulated		(Restated)
		Depreciation	2003	2002
	Cost	and Depletion	Net	Net
				(Thousands)
Uranium
Mining	$2,216,216	$831,526	$1,384,690	$1,421,598

Development	355,806	–	355,806	349,281

Conversion	274,025	147,054	126,971	130,246

Gold
Mining	222,285	164,754	57,531	85,832

Development	127,682	–	127,682	57,919

Other	34,624	15,148	19,476	15,374

Total	$3,230,638	$1,158,482	$2,072,156	$2,060,250

FINANCIAL INFORMATION

5.	Long-Term Receivables, Investments and Other

	2003	2002
		(Thousands)
Bruce Power L.P. [note 19]
Interest in Bruce Power L.P.	$456,520	$130,218

Loan receivable	77,028	–

Kumtor Gold Company
Subordinated loan – principal [note 18]	52,590	64,276

Subordinated loan – interest	2,261	292

Restricted cash – debt reserve	75	489

Investments in associated companies
Investment in Technology Commercialization International, Inc.	4,889	4,017

Investment in UEX Corporation	3,791	3,455

Portfolio investments
Energy Resources of Australia Ltd (market $40,676)	18,208	17,564

General Hydrogen Corporation	6,323	6,323

Deferred charges	5,958	17,808

Investment in Huron Wind L.P.	2,725	–

Advances receivable	16,693	22,704

Accrued pension benefit asset [note 22]	10,630	1,817

Other	6,152	8,723

	663,843	277,686
Less current portion	(54,866)	(20,163)

Net	$608,977	$257,523

The security agreement between Kumtor Gold Company (KGC) and its senior debt lenders requires that in order to make certain payments to shareholders and subordinated lenders, funds sufficient to meet those senior debt principal and interest payments scheduled to occur over the ensuing six months to be held in a debt reserve account until paid.

6.	Long-Term Debt

	2003	2002
		(Thousands)
Debentures	$149,329	$149,079

Commercial paper	65,934	24,455

Kumtor Gold Company [ note 18]
Senior debt	7,324	40,543

Subordinated debt	8,616	10,531

Equipment loan	11,835	–

	243,038	224,608
Less current portion	(4,331)	(6,318)

Net	$238,707	$218,290

Cameco has $50,000,000 outstanding in senior unsecured debentures that bear interest at a rate of 7.0% per annum and will mature July 6, 2006. Cameco also has $100,000,000 outstanding in senior unsecured debentures that bear interest at a rate of 6.9% per annum and will mature July 12, 2006.

Cameco has a $196,500,000 three-year unsecured revolving credit facility that is available until December 4, 2006 and a $221,000,000 364-day unsecured revolving credit facility with a two-year term-out option. Cameco may also borrow directly from investors by issuing commercial paper. Commercial paper outstanding at December 31, 2003 was $61,419,000 (Cdn) and $3,493,000 (US) (2002 – $15,482,000 (US)) and bears interest at an average rate of 2.6% (2002 – 1.4%). These amounts are classified as long-term debt.

FINANCIAL INFORMATION

Cameco has $11,835,000 ($9,158,000 (US)) outstanding under an equipment loan which is repayable in 17 remaining quarterly installments of $421,000 (US) with a final payment of $2,000,000 (US) in 2008.

Cameco has $294,100,000 ($168,800,000 (Cdn) and $96,951,000 (US)) in letter of credit facilities. Outstanding letters of credit at December 31, 2003 amounted to $202,745,000 (2002 – $208,975,000). The majority of the letters of credit relate to future decommissioning and reclamation liabilities [note 7].

The table below represents currently scheduled maturities of long-term debt over the next five years including Cameco’s one-third share of Kumtor Gold Company principal repayments on debt.

(Thousands)
2004	$4,331

2005	9,502

2006	221,749

2007	4,331

2008	3,125

Total	$243,038

Cameco has guaranteed the repayment of KGC senior debt [note 18]. Cameco’s contingent obligation under this guarantee exceeds the amount included in the Cameco long-term debt as at December 31, 2003 by $14,647,000 (2002 – $81,086,000).

7.	Provision for Reclamation

Cameco’s estimates of future asset retirement obligations are based on reclamation standards that meet or exceed regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $234,000,000. These estimates are formally reviewed by Cameco technical personnel at least every two years or more frequently as required by regulatory agencies. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $198,674,000 in the form of letters of credit to satisfy current regulatory requirements.

Following is a reconciliation of the total liability for asset retirement obligations:

		(Restated)
	2003	2002
		(Thousands)
Balance, beginning of year	$159,344	$138,445

Additions to liabilities	–	19,600

Liabilities settled	(13,214)	(6,878)

Accretion expense	8,757	8,077

Remeasurement of non-Canadian liabilities	(4,443)	100

Balance, end of year	$150,444	$159,344

Following is a summary of the key assumptions on which the carrying amount of the asset retirement obligations is based:

(i)	Total undiscounted amount of the estimated cash flows – $234,000,000.

(ii)	Expected timing of payment of the cash flows – timing is based on life of mine plans. The majority of expenditures are expected to occur after 2013.

(iii)	Discount rates – 7.5% for operations in North America; 8.5% for operations in Central Asia.

FINANCIAL INFORMATION

The asset retirement obligations liability is comprised of:

		(Restated)
	2003	2002
		(Thousands)
Uranium	$92,279	$96,463

Conversion	48,706	47,286

Gold	9,459	15,595

Total	$150,444	$159,344

8.	Other Liabilities

	2003	2002
		(Thousands)
Deferred revenue	$28,099	$2,102

Accrued post-retirement benefit liability [note 22]	3,389	4,092

Borrowed product	–	12,952

Other	6,271	7,308

	37,759	26,454
Less current portion	(1,563)	(16,931)

Net	$36,196	$9,523

9.	Preferred Securities

Cameco issued $125,000,000 (US), 8.75% preferred securities in denominations of $25 (US) each due September 30, 2047 accruing interest from the date of issuance payable quarterly commencing December 31, 1998.

The preferred securities are redeemable, at the option of Cameco, in whole or in part at any time on or after October 14, 2003 at a redemption price equal to 100% of the principal amount of the preferred securities to be redeemed plus any accrued and unpaid interest thereon to the date of redemption.

The principal amounts of the preferred securities, net of after-tax issue costs of $4,330,000 (Cdn) have been classified as equity, and interest payments on an after-tax basis are classified as distributions of equity, as Cameco has the unrestricted ability to settle its obligations by delivering common shares of Cameco.

The fair value of the preferred securities approximates the carrying value.

10.	Convertible Debentures

On September 25, 2003 the company issued unsecured convertible debentures in the amount of $230 million. The debentures bear interest at 5% per annum, mature on October 1, 2013, and at the holder’s option are convertible into common shares of Cameco. The conversion price is $65 per share, a rate of approximately 15.4 common shares per $1,000 of convertible debentures. Interest is payable semi-annually in arrears on April 1 and October 1. The debentures are redeemable by the company beginning October 1, 2008 at a redemption price of par plus accrued and unpaid interest.

The convertible debentures are being accounted for in accordance with their substance and the principal amounts, net of after-tax issue costs, have been classified as equity. The interest payments, on an after-tax basis, will be classified as distributions of equity, as Cameco has the unrestricted ability to settle its obligations by delivering common shares of Cameco.

The fair value of the outstanding convertible debentures is based on the quoted market price of the debentures at December 31, 2003 and was approximately $308,200,000.

FINANCIAL INFORMATION

11.	Share Capital

Authorized share capital:

Unlimited number of first preferred shares Unlimited number of second preferred shares Unlimited number of voting common shares, and One Class B share

(a) Common Shares

Number Issued	2003	2002
		(Number of Shares)
Beginning of year	55,985,873	55,671,440
Issued:
Stock option plan [note 20]	783,550	314,433

Issued share capital	56,769,423	55,985,873

Amount	2003	2002
		(Thousands)
Beginning of year	$685,491	$676,404
Issued:
Stock option plan [note 20]	25,572	9,087

Issued share capital	711,063	685,491
Less loans receivable [note 20]	(2,718)	(4,557)

End of year	$708,345	$680,934

(b) Class B Share

One Class B share issued during 1988 and assigned $1 of share capital, entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

(c) Contributed Surplus

The increase in contributed surplus of $2,439,000 is the result of expensing stock-based compensation (note 21).

12.	Cumulative Translation Account

The balance of $(13,256,000) (2002 – $19,053,000) represents the cumulative unrealized net exchange gain (loss) on Cameco’s net investments in foreign operations, and on the foreign currency debt and preferred securities designated as hedges of the net investments.

13.	Interest and Other

	2003	2002	2001
		(Thousands)
Interest on long-term debt	$19,715	$14,478	$20,116

Other interest and financing charges	2,221	2,039	1,616

Interest income	(6,776)	(6,842)	(10,773)

Foreign exchange (gains) losses	3,620	(1,648)	(791)

Mark-to-market loss	–	1,811	–

Capitalized interest	(14,043)	(11,795)	(12,534)

Net	$4,737	$(1,957)	$(2,366)

As a result of the Kumtor pit wall failure in 2002, certain gold contracts designated as hedges of Kumtor’s gold production were no longer effective. Mark-to-market losses on these contracts were expensed.

FINANCIAL INFORMATION

14.	Other Income (Expenses)

	2003	2002	2001
		(Thousands)
Dividends on portfolio investments	$1,923	$205	$590

Equity in earnings (loss) of associated companies	(1,494)	(1,083)	–

Net	$429	$(878)	$590

15.	Income Taxes

The significant components of future income tax assets and liabilities at December 31 are as follows:

		(Restated)
	2003	2002
		(Thousands)
Assets
Property, plant and equipment	$38,409	$52,638

Provision for reclamation	44,129	44,818

Foreign exploration and development	37,566	27,771

Other	743	4,634

Future income tax assets before valuation allowance	120,847	129,861
Valuation allowance	(67,499)	(69,505)

Future income tax assets, net of valuation allowance	$53,348	$60,356

Liabilities
Property, plant and equipment	$531,295	$584,321

Inventories	5,060	9,198

Long-term investments	42,904	6,660

Future income tax liabilities	$579,259	$600,179

Net future income tax liabilities	$525,911	$539,823
Less current portion	(24,237)	(9,198)

	$501,674	$530,625

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2003	2002	2001
		(Thousands)
Earnings before income taxes and minority interest	$196,596	$99,257	$107,653

Combined federal and provincial tax rate	44.1%	45.4%	45.5%

Computed income tax expense	86,699	45,063	48,982
Increase (decrease) in taxes resulting from:
Change in tax legislation	(81,300)	–	–

Provincial royalties and other taxes	7,380	8,883	10,212

Federal resource allowance	(1,506)	(5,918)	(6,710)

Manufacturing and processing deduction	(8,443)	(283)	(791)

Difference between Canadian rate and rates applicable to subsidiaries in other countries	(18,968)	(7,379)	(12,895)

Large corporations and other taxes	4,988	4,521	4,558

Other	(4,844)	2,378	(1,115)

Income tax expense (recovery)	$(15,994)	$47,265	$42,241

FINANCIAL INFORMATION

In 2003, the federal government introduced amendments to the Canadian Income Tax Act which provide for a reduction in the corporate tax rate on income from resource activities. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was $86,200,000.

In 2003, the Ontario government introduced amendments to the Corporations Tax Act which provide for an increase in the corporate tax rate on all income. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was $4,900,000.

	2003	2002	2001
		(Thousands)
Current income taxes

Canada	$6,984	$7,895	$7,704

Other	3,235	2,374	1,882

	$10,219	$10,269	$9,586

Future income taxes (recovery)
Canada	$(25,337)	$37,813	$30,945

Other	(876)	(817)	1,710

	$(26,213)	$36,996	$32,655

Net	$(15,994)	$47,265	$42,241

16.	Other Operating Items

	2003	2002	2001
		(Thousands)
Changes in non-cash working capital:
Accounts receivable	$10,351	$27,396	$(82,094)

Interest receivable	(2,022)	205	515

Inventories	(11,590)	10,932	7,469

Supplies and prepaid expenses	4,160	(1,157)	(24)

Accounts payable and accrued liabilities	24,180	18,342	5,992

Other liabilities	(2,860)	279	(2,117)

Hedge position settlements	30,852	14,794	(11,328)

Reclamation payments	(9,903)	(6,878)	(5,655)

Other	(11,045)	(3,036)	(1,336)

Total	$32,123	$60,877	$(88,578)

17.	Joint Ventures

Cameco conducts a portion of its exploration, development, mining and milling activities through joint ventures. Cameco’s significant uranium joint venture interests are comprised of:

Producing:
McArthur River	69.81%
Key Lake	83.33%

Non-producing:
Cigar Lake	50.03%
Inkai	60.00%

FINANCIAL INFORMATION

Uranium joint ventures allocate uranium production to each joint venture participant and the joint venture participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by the joint venture are included in the cost of inventory. The majority of the uranium mining and development property, plant and equipment as disclosed in note 4 are held in joint ventures.

Cameco’s gold joint venture interests are comprised of a 33.33% participation interest in Kumtor Gold Company. Kumtor Gold Company obtains revenue directly from the sale of products. Cameco’s share of the assets and liabilities, revenue and expenses, and cash flows relating to the Kumtor joint venture is as follows:

		(Restated)
	2003	2002
		(Thousands)
Current assets	$27,795	$28,933

Property, plant and equipment	61,771	91,969

	$89,566	$120,902

Current liabilities	$7,458	$6,772

Long-term liabilities	51,305	86,301

Equity	30,803	27,829

	$89,566	$120,902

		(Restated)	(Restated)
	2003	2002	2001
		(Thousands)
Revenues	$109,287	$82,361	$110,225

Expenses	(99,863)	(92,036)	(81,180)

Net earnings (loss)	$9,424	$(9,675)	$29,045

Cash provided by (used in)
Operating activities	$36,810	$13,142	$39,804

Investing activities	(4,112)	(4,716)	(2,492)

Financing activities	(29,033)	(16,013)	(44,517)

Increase (decrease) in cash during the year	$3,665	$(7,587)	$(7,205)

18.	Kumtor Gold Company (KGC) Joint Venture

On May 26, 1994, Cameco, the Republic of Kyrgyzstan and Kyrgyzaltyn, an instrumentality of the Republic, signed an amended joint venture master agreement that provided for the exploration, development, operation and arrangement of financing, of the Kumtor gold project by Cameco. KGC was formed in the Republic of Kyrgyzstan as a joint stock company to hold the assets of the Kumtor gold project pursuant to a master agreement among the parties. Kyrgyzaltyn holds a two-thirds interest in KGC and Cameco holds a one-third interest.

Cameco has guaranteed the repayment of KGC senior debt and has purchased political risk insurance to support the guarantee.

Cameco has proportionately consolidated its one-third interest in KGC.

FINANCIAL INFORMATION

KGC’s long-term debt at December 31, is as follows:

	2003	2002
		(Thousands)
Senior debt (US dollar denominated):
• Commercial banks $17,000,000 (2002 – $77,000,000) (US) repayable in two remaining installments on December 1, 2004 $5,000,000 (US) and June 1, 2005 $12,000,000 (US). Interest is based on LIBOR plus an applicable percentage based on credit rating ranging from 0.8% to 1.55%.	$21,971	$121,629

Subordinated debt (US dollar denominated):
• Shareholder loan from Cameco $61,037,000 (2002 – $61,037,000) (US) with interest based on LIBOR plus 6%, repayable in 12 equal semi-annual installments of $8,953,000 (US) commencing on December 2, 1999. In accordance with the terms of the loan agreement, certain installments have been deferred amounting to $34,178,000 (2002 – $16,272,000) (US)	78,884	96,414

• EBRD $10,000,000 (2002 – $10,000,000) (US)	12,924	15,796

• IFC $10,000,000 (2002 – $10,000,000) (US)	12,924	15,796

The IFC and EBRD subordinated debt is repayable in four equal semi-annual installments commencing on December 2, 2005, extendable at the option of EBRD or IFC to commence no later than December 2, 2013. The interest rate applicable to the EBRD and IFC subordinated debt is based on the cash generated by the project subject to a minimum interest rate. The annualized rate for 2003 was approximately 16.8% (2002 – 4.6%).

Total KGC debt	$126,703	$249,635

Cameco’s one-third proportionate share of KGC senior debt is $7,324,000 (2002 – $40,543,000) and of KGC’s third party subordinated debt is $8,616,000 (2002 – $10,531,000) [note 6].

19.	Investment in Bruce Power L.P. (Bruce Power)

(a)	Investment

On February 14, 2003, Cameco, TransCanada PipeLines Limited (TransCanada) and BPC Generation Infrastructure Trust (BPC), amongst others, purchased a 79.8% interest in Bruce Power from British Energy plc (British Energy). Upon closing, Cameco increased its ownership interest in Bruce Power from 15% to 31.6%. TransCanada and BPC each hold, directly or indirectly, a 31.6% interest in Bruce Power with the Power Workers’ Union Trust holding a 4% interest and the Society of Energy Professionals Trust holding a 1.2% interest. Cameco is using the equity method to account for this investment.

Cameco’s purchase price for the additional interest in Bruce Power was approximately $204,466,000 including final closing adjustments. The purchase price was initially financed with cash and debt. The purchase price of Cameco’s incremental 16.6% has been allocated as follows:

(Thousands)
Net book value of assets acquired	$149,056

Excess of fair value over book value of assets acquired	144,545

Valuation of Bruce Power sales agreements	(68,593)

Pension liability	(20,542)

$204,466

FINANCIAL INFORMATION

The amount allocated to the investment in Bruce Power includes an excess purchase price of approximately $144,545,000 over Cameco’s incremental share of the book value of the underlying net assets. This amount will be amortized to income based on the expected useful life of the Bruce Power assets which extends to 2018. The valuation of Bruce Power sales contracts will be amortized to income over the remaining term of the underlying sales contracts, which extend to 2007. The approximate amount of pre-tax income relating to the amortization of the fair value allocated to these contracts is as follows:

(Thousands)
2003	$20,071
2004	19,341
2005	13,133
2006	15,192
2007	856

Total	$68,593

The amount allocated to the pension liability will be amortized to income over the 11-year expected average remaining service life of Bruce Power employees, resulting in an annual pre-tax amortization to income of $1,867,000.

In addition, Cameco, TransCanada and BPC loaned Bruce Power funds to repay $225,000,000, plus accrued interest, in deferred lease payments to Ontario Power Generation Inc. (OPG). Cameco’s share was $75,000,000 plus accrued interest. This loan is due February 14, 2008 and bears interest at 10.5% per annum.

Bruce Power holds a long-term lease with OPG to operate the Bruce nuclear power facility. The term of the lease, which expires in 2018 is 18 years with an option to extend the lease for up to an additional 25 years.

Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of the partnership. Cameco has provided the following financial assurances, with varying terms that range from 2003 to 2018:

(i)	Licensing assurances to Canadian Nuclear Safety Commission of $88,000,000.

(ii)	Guarantees to customers under power sale agreements of up to $127,171,000. At December 31, 2003, Cameco’s actual exposure under these guarantees was $44,291,000.

(iii)	Termination payments to OPG pursuant to the lease agreement of $58,333,000.

Under the lease agreement, OPG, as the owner of the Bruce nuclear plants, is responsible to decommission the Bruce facility and to provide funding and meet other requirements that the Canadian Nuclear Safety Commission (CNSC) may require of Bruce Power as licensed operator of the Bruce facility. OPG is also responsible to manage radioactive waste associated with decommissioning of the Bruce nuclear plants.

(b)	Fuel Supply Agreements

Cameco has entered into fuel supply agreements with Bruce Power for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium and conversion services and finance the purchase of fabrication services. Contract terms are at market rates and on normal trade terms. During 2003, sales of uranium and conversion services to Bruce Power amounted to approximately 3% of Cameco’s total revenue. At December 31, 2003, amounts receivable under these agreements totalled $30,193,000 (2002 – $18,349,000).

FINANCIAL INFORMATION

(c)	Supplementary Information — Bruce Power L.P. (100%)

Balance Sheets

	2003	2002
		(Millions)
Assets

Current assets	$290	$232

Property, plant and equipment	2,032	1,623

Long-term receivables, and investments	201	214

	$2,523	$2,069

Liabilities and Partners’ Capital

Current liabilities	$194	$154

Long-term debt	1,244	1,115

	1,438	1,269

Partners’ capital	1,085	800

	$2,523	$2,069

Statements of Earnings

	2003	2002	2001
		(Millions)
Revenue	$1,208	$919	$599

Operating costs	853	750	471

Earnings before interest and taxes	355	169	128

Interest	69	63	41

Earnings before taxes	286	106	87

Cameco’s share (i)	77	16	13

Adjustments (ii)	31	–	(1)

Cameco’s share of earnings before taxes	$108	$16	$12

(i)	Cameco’s interest in Bruce Power earnings prior to February 14, 2003 was 15%. Subsequent to the acquisition of an additional 16.6% interest on February 14, 2003, Cameco’s share is 31.6%.

(ii)	In addition to its proportionate share of earnings from Bruce Power, Cameco records certain adjustments to account for any differences in accounting policy and to amortize fair values assigned to assets and liabilities at the time of acquisition.

(iii)	The comparative data for 2001 is for a 7.5-month period from May 12 to December 31.

Statements of Cash Flows

	2003	2002	2001
		(Millions)
Cash provided by operations	$387	$185	$140

Cash used in investing	(528)	(432)	(445)

Cash provided by financing	131	220	370

20.	Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to directors, officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

FINANCIAL INFORMATION

Prior to 1999, participants were eligible to receive loans from Cameco to assist in the purchase of common shares pursuant to the exercise of options. The maximum term of the loans was 10 years from the date of the grant of the related option. The loans bear interest at a rate equivalent to the regular dividends paid on the common shares to which the loans were provided. Common shares purchased by way of a company loan are held in escrow in the account of the option holder and are pledged as security for the respective loan until the loan has been repaid in full. Outstanding loans are shown as a reduction of share capital.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 5,243,403, of which 1,779,279 shares have been issued.

Stock option transactions for the respective years were as follows:

	2003	2002	2001
		(Number of Shares)
Beginning of year	2,223,750	2,195,783	1,987,883

Options granted	706,350	489,050	482,850

Options exercised [note 11]	(783,550)	(314,433)	(159,000)

Options cancelled	(106,550)	(146,650)	(115,950)

End of year	2,040,000	2,223,750	2,195,783

Exercisable	954,100	1,331,550	1,362,983

Upon exercise of certain existing options, additional options in respect of 184,550 shares would be granted.

Weighted average exercise prices were as follows:

	2003	2002	2001
Beginning of year	$38.98	$37.34	$38.72

Options granted	38.57	43.88	28.98

Options exercised	32.64	28.90	24.64

Options cancelled	58.06	52.33	43.52

End of year	$40.22	$38.98	$37.34

Exercisable	$43.80	$41.41	$44.09

Total options outstanding and exercisable at December 31, 2003 were as follows:

2003		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Option Price		Remaining	Exercisable		Exercisable
Per Share	Number	Life	Price	Number	Price
$15.00-35.00	538,400	5	$27.39	387,300	$26.83

35.01-55.00	1,311,000	7	40.59	377,450	46.04

55.01-75.50	190,600	3	73.93	189,350	74.04

21.	Stock-Based Compensation

CICA Handbook Section 3870 establishes a fair-value based method of accounting for stock-based compensation plans which Cameco has adopted with retroactive effect to January 1, 2003.

For the year ended December 31, 2003, Cameco has recorded compensation expense of $2,439,000 with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees in 2003.

FINANCIAL INFORMATION

Cameco has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002 but prior to January 1, 2003. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The pro forma net earnings attributable to common shares, basic and diluted earnings per share after giving effect to the grant of these options in 2002 are:

	2003	2002
Pro forma net earnings attributable to common shares	$203,233	$41,303

Pro forma basic earnings per share	$3.62	$0.74

Pro forma diluted earnings per share	$3.56	$0.74

The fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions:

	2003	2002
Number of options granted	706,350	489,050

Average strike price	$38.62	$43.84

Dividend	$0.60	$0.50

Expected volatility	20%	20%

Risk-free interest rate	4.1%	5.0%

Expected life of option	5 years	5 years

Expected forfeitures	10%	17%

Weighted average grant date fair values	$8.14	$10.83

22.	Pension and Other Post-Retirement Benefits

Cameco maintains both defined benefit and defined contribution plans providing pension and post-retirement benefits to substantially all of its employees.

Pension Plans

The pension expense for Cameco’s defined contribution plans was $5,348,000 (2002 – $4,989,000; 2001 – $4,411,000). The status of defined benefit pensions plans are as follows:

	2003	2002
		(Thousands)
Accrued Benefit Obligation
Balance at beginning of year	$14,595	$13,330

Current service cost	806	743

Interest cost	984	835

Actuarial gain	(483)	–

Benefits paid	(522)	(313)

Balance at end of year	$15,380	$14,595

Plan Assets
Fair value at beginning of year	$10,684	$10,915

Actual return on plan assets	711	(528)

Employer contributions	10,885	610

Benefits paid	(522)	(313)

Fair value at end of year	$21,758	$10,684

Funded status	$6,378	$(3,911)

Unamortized net actuarial loss	1,887	2,670

Unamortized transitional obligation	2,365	3,058

Accrued pension benefit asset	$10,630	$1,817

FINANCIAL INFORMATION

Significant actuarial assumptions used in calculating the net pension expense for Cameco’s funded plans were as follows:

	2003	2002
Discount rate	6.5%	6.0%

Long-term rate of return on assets	7.0%	8.0%

Rate of increase in compensation levels	4.5%	4.5%

Net pension expense for the defined benefit pension plans has been determined as follows:

	2003	2002	2001
		(Thousands)
Cost of benefits earned by employees	$806	$743	$743

Interest cost on benefits earned	984	835	998

Expected return on pension plan assets, net	(601)	(443)	(885)

Net amortization	883	752	694

Net pension expense	$2,072	$1,887	$1,550

Other Post-Retirement Benefits

Cameco provides post-retirement benefits to substantially all employees. The costs are accrued over the expected service lives of employees. No funding is provided. The status of the plan is as follows:

	2003	2002
		(Thousands)
Accrued Benefit Obligation
Balance at beginning of year	$4,092	$3,809

Current service cost	129	147

Interest cost	206	230

Actuarial gain	(952)	–

Benefits paid	(86)	(94)

Accrued post-retirement benefit liability	$3,389	$4,092

23.	Property and Business Acquisitions

(a)	AGR Limited

On March 5, 2002, Cameco acquired a 52% interest in AGR Limited (AGR). AGR is an Australia-based exploration company whose principal asset is a 95% interest in the Boroo gold deposit located in Mongolia. The purchase price was financed with $12,000,000 (US) in cash and the contribution of a neighboring property. In exchange, AGR issued 240 million shares to Cameco. The acquisition was accounted for using the purchase method and the results of operations are included in Cameco’s consolidated financial statements from the effective date of the purchase.

The values assigned to the net assets acquired are as follows:

(Thousands)
Cash and other working capital	$13,845

Property, plant and equipment	27,054

Minority interest	(18,981)

Net assets acquired	$21,918

Financed by:
Cash	$19,562

Property, at carrying value	2,356

$21,918

Subsequent to the acquisition, Cameco provided an additional $3,000,000 (US) of further exploration in the area in exchange for an incremental 4% interest in AGR (43 million shares), increasing its total interest to 56% at December 31, 2002.

FINANCIAL INFORMATION

(b)	Smith Ranch

On July 22, 2002, Cameco acquired the assets comprising the Smith Ranch in situ leach (ISL) operation and various other ISL properties from Rio Algom Mining LLC. In exchange for these assets, Cameco assumed the decommissioning liabilities associated with the Smith Ranch operation. At the acquisition date, the value of the liabilities was estimated to be $9,157,000 (US). Cameco also secured forward sales commitments for more than 900,000 pounds of uranium concentrates. The acquisition was accounted for using the purchase method and the results of operations are included in Cameco’s consolidated financial statements from the effective date of the purchase.

(c)	UEX Corporation

On July 18, 2002, Cameco acquired a 35.3% ownership interest in UEX Corporation (UEX); a company traded on the Toronto Stock Exchange (TSX). The principal assets of UEX consist of several uranium exploration properties located in the Athabasca region of Northern Saskatchewan. In acquiring this interest, Cameco transferred its Hidden Bay exploration properties to UEX in exchange for approximately 31 million shares. In addition, Cameco purchased another 2 million shares at a price of $0.25 per share.

In 2002, Cameco recorded a gain of $2,670,000 on the transfer of its Hidden Bay properties to UEX. The equity method is being used to account for this investment.

24.	Commitments and Contingencies

(a)	An action against Cameco, Cameco Gold Inc., Kumtor Operating Company and certain other parties commenced in a Canadian court by certain dependants of nine persons seeking damages, in the amount of $20,700,000 plus interest and costs, and punitive damages, in connection with the death of the said nine persons in a helicopter accident in Kyrgyzstan on October 4, 1995, is continuing. This action is being defended by the insurers of Cameco. Management is of the opinion, after review of the facts with counsel, that the outcome of this action will not have a material financial impact on Cameco’s financial position, results of operations or liquidity.

(b)	An action against Cameco was filed by Oren Benton on November 28, 2000 in the State of Colorado, U.S.A.. The action alleges breach of contract and tortious interference and sets forth a claim for purported damages in excess of $200,000,000 (US). Cameco’s motion to dismiss was granted by order filed November 15, 2002 and Mr. Benton’s claim was dismissed. Mr. Benton has appealed this decision. The appeal was heard on November 20, 2003 and judgment was reserved.

Management is of the opinion, after review of the facts with counsel, that the claim is completely without merit and that the outcome of this action will not have a material financial impact on Cameco’s financial position, results of operations or liquidity.

(c)	Commitments
At December 31, 2003, Cameco’s purchase commitments, the majority of which are fixed-price uranium and conversion purchase arrangements, were as follows:

(Millions (US))
2004	$113

2005	128

2006	145

2007	144

2008	131

Thereafter	454

Total	$1,115

FINANCIAL INFORMATION

25.	Financial Instruments

The majority of revenues are derived from the sale of uranium products. Cameco’s financial results are closely related to the long- and short-term market price of uranium sales and conversion services. Prices fluctuate and can be affected by demand for nuclear power, worldwide production and uranium inventory levels, and political and economic conditions in uranium producing and consuming countries. Revenue from gold operations is largely dependent on the market price of gold, which can be affected by political and economic factors, industry activity and the policies of central banks with respect to their levels of gold held as reserves. Financial results are also impacted by changes in foreign currency exchange rates, interest rates and other operating risks.

To hedge risks associated with fluctuations in the market price for uranium, Cameco seeks to maintain a portfolio of uranium sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from price volatility. Cameco employs a number of financial instruments to hedge risks associated with gold prices and foreign currency exchange rates. Put and call options are used to establish a minimum and maximum price range for gold sales and exchange rates for cash flows denominated in a foreign currency. Cameco also enters into forward sales contracts to establish a price for future deliveries of gold and US dollars. Net realized gains (losses) on contracts designated as hedges are recorded as deferred revenues (deferred charges) and recognized in earnings when the related hedged transactions occur.

Cameco also uses instruments such as swaps, puts and calls and forward rate agreements to manage funding costs and reduce the impact of interest rate volatility.

Financial assets that are subject to credit risks include cash and securities, accounts receivable and commodity and currency instruments. Cameco mitigates credit risk on these financial assets by holding positions with a variety of large creditworthy institutions. Sales of uranium, with short payment terms, are made to customers that management believes are creditworthy.

Except as disclosed below, the fair market value of Cameco’s financial assets and financial liabilities approximates net book value as a result of the short-term nature of the instrument or the variable interest rate associated with the instrument.

Currency

At December 31, 2003, Cameco had hedged $457,300,000 (US) at an average spot exchange rate of $1.41 designated to various dates through 2008 as follows:

(Thousands)
2004	$257,300

2005	190,000

2006	60,000

2007	10,000

2008	(60,000)

Total	$457,300

These hedge positions consist entirely of spot-deferred forward contracts. The average exchange rate reflects contract prices as at December 31, 2003 to their initial maturity date which is earlier than the designation date in many cases. The realized exchange rate will depend on the forward premium (discount) that is earned (paid) as hedge contracts are extended to their final designation date.

At December 31, 2003, Cameco’s net mark-to-market gain on these foreign currency instruments was $51,060,000 (Cdn).

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At December 31, 2003, deferred revenue to be recognized totalled $24,487,000.

FINANCIAL INFORMATION

Interest

At December 31, 2003, Cameco had in place $85,000,000 (Cdn) of interest rate swaps whereby Cameco receives fixed interest rates ranging from 3.0% to 6.1%. These positions are designated over various dates maturing as follows:

(Thousands)
2005	$32,500

2006	22,500

2007	–

2008	30,000

Total	$85,000

At December 31, 2003, Cameco’s net mark-to-market gain on these interest rate swaps was $1,964,000 (Cdn).

Commodity

At December 31, 2003, Cameco’s share of gold hedging positions have been designated against deliveries as follows:

	Forwards
		Average Price
	Ounces	(US$/oz)
2004	134,000	$320

2005	91,000	312

2006	59,000	311

2007	9,000	309

	293,000	$315

Average prices reflect contract prices as at December 31, 2003 to their initial maturity date which is earlier than the designation date in many cases.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At the end of 2003, Cameco’s share of deferred charges to be recognized totalled $1,816,000 (US).

From the initial maturity date to the designation date contract prices are expected to accrue contango. The rate of contango earned will depend on the difference between future US interest rates and gold lease rates.

At December 31, 2003, the net mark-to-market loss on the above instruments was $20,199,000 (US).

Gold Commitment

As of December 31, 2003, Cameco agreed to provide credit support to a maximum of $130 (US) per ounce to the counterparties of KGC and AGR. At December 31, 2003, Cameco’s maximum financial exposure under these arrangements based on outstanding commitments was $56,613,000 (US) (2002 – $60,724,000 (US)).

At December 31, 2003, Cameco’s actual exposure under these arrangements, including its share of the net mark-to-market losses mentioned above, was $45,938,000 (US) (2002 – $37,838,000).

FINANCIAL INFORMATION

26.	Per Share Amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the year net of shares held as security for employee loans to purchase such shares. The weighted average number of paid shares outstanding in 2003 was 56,119,557 (2002 – 55,780,978; 2001 – 55,398,552).

		(Restated)	(Restated)
	2003	2002	2001
		(Thousands)
Basic earnings per share computation
Earnings available to common shareholders	$204,686	$43,523	$56,087

Weighted average common shares outstanding	56,120	55,781	55,399

Basic earnings per common share	$3.65	$0.78	$1.01

Diluted earnings per share computation
Earnings available to common shareholders	$204,686	$43,523	$56,087

Dilutive effect of:
Convertible debentures	2,290	–	–

Earnings available to common shareholders, assuming dilution	$206,976	$43,523	$56,087

Weighted average common shares outstanding	56,120	55,781	55,399
Dilutive effect of:
Convertible debentures	950	–	–

Stock options	649	35	203

Other stock-based arrangements	34	24	16

Weighted average common shares outstanding, assuming dilution	57,753	55,840	55,618

Diluted earnings per common share	$3.58	$0.78	$1.01

Options whose exercise price was greater than the average market price were excluded from the calculation.

27.	Segmented Information

Cameco has four reportable segments: uranium, conversion, gold and power. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The conversion segment involves the refining and conversion of uranium concentrate and the purchase and sale of conversion services. The gold segment involves the exploration for, mining, milling and sale of gold. The power segment involves the generation and sale of electricity.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.

FINANCIAL INFORMATION

(a) Business Segments

				(i)		(i)
2003	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total
(millions)
Revenue	$570.3	$142.4	$114.2	$371.9	$1,198.8	$(371.9)	$826.9
Expenses
Products and services sold	394.6	92.0	52.2	228.2	767.0	(228.2)	538.8

Depreciation, depletion and reclamation	92.1	10.9	21.5	34.6	159.1	(34.6)	124.5

Exploration	13.3	–	8.7	–	22.0	–	22.0

Research & development	–	1.7	–	–	1.7	–	1.7

Other	(0.4)	–	–	1.2	0.8	(1.2)	(0.4)

Earnings from Bruce Power						(107.9)	(107.9)

Non-segmented expenses							51.6

Earnings before income taxes	70.7	37.8	31.8	107.9	248.2	–	196.6

Income tax expense (recovery)							(16.0)

Minority interest							(3.4)

Net earnings							216.0

Preferred securities charges, net of tax							9.0

Convertible debenture charges, net of tax							2.3

Net earnings attributable to common shares							$204.7

Assets	$2,294.8	$180.3	$346.1	$992.3	$3,813.5	$(454.1)	$3,359.4

Capital expenditures for the year	$65.2	$6.0	$87.1	$156.5	$314.8	$(156.5)	$158.3

				(i)		(i)
2002 (restated)	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total
(millions)
Revenue	$523.7	$137.4	$87.2	$137.8	$886.1	$(137.8)	$748.3
Expenses
Products and services sold	345.1	82.7	58.3	100.7	586.8	(100.7)	486.2

Depreciation, depletion and reclamation	85.6	11.1	20.2	13.8	130.7	(13.8)	116.9

Exploration	11.8	–	9.7	–	21.5	–	21.5

Research & development	–	2.3	–	–	2.3	–	2.3

Other	(0.2)	–	1.8	7.5	9.1	(7.5)	1.6

Gain on property interests	(2.7)	–	–	–	(2.7)	–	(2.7)

Earnings from Bruce Power						(15.8)	(15.8)

Non-segmented expenses							39.2

Earnings before income taxes	84.1	41.3	(2.8)	15.8	138.4	–	99.2

Income tax expense							47.3

Minority interest							(0.9)

Net earnings							52.8

Preferred securities charges, net of tax							9.3

Net earnings attributable to common shares							$43.5

Assets	$2,309.8	$177.6	$349.2	$321.6	$3,158.2	$(190.4)	$2,967.8

Capital expenditures for the year	$55.5	$6.9	$27.8	$64.8	$123.1	$(64.8)	$90.2

FINANCIAL INFORMATION

				(i)		(i)
2001 (restated)	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total
(millions)
Revenue	$471.4	$114.4	$115.0	$89.9	$790.7	$(89.9)	$700.8
Expenses
Products and services sold	298.0	72.0	52.1	63.9	486.0	(63.9)	422.1

Depreciation, depletion and reclamation	87.7	12.8	28.9	7.7	137.1	(7.7)	129.3

Exploration	10.1	–	8.1	–	18.2	–	18.2

Research & development	–	2.1	–	–	2.1	–	2.1

Other	(0.6)	–	–	–	(0.6)	–	(0.6)

Earnings from Bruce Power	–	–	–	6.1	6.1	(6.1)	(12.2)

Non-segmented expenses							34.2

Earnings before income taxes	76.2	27.5	25.9	12.2	141.9	–	107.6

Income tax expense							42.2

Net earnings							65.4

Preferred securities charges, net of tax							9.3

Net earnings attributable to common shares							$56.1

Assets	$2,389.2	$171.0	$326.5	$262.6	$3,149.3	$(180.6)	$2,968.7

Capital expenditures for the year	$51.1	$4.8	$2.4	$17.0	$75.3	$(17.0)	$58.3

(i) Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.

(b)	Geographic Segments

		(Restated)	(Restated)
	2003	2002	2001
		(Millions)
Revenue from products and services
Canada – domestic	$40.2	$62.8	$50.1
– export	337.5	381.6	413.3

United States	335.0	216.7	122.4

Central Asia	114.2	87.2	115.0

	$826.9	$748.3	$700.8

Assets
Canada	$2,833.0	$2,436.1	$2,486.8

United States	180.3	191.6	182.2

Central Asia	346.1	340.1	299.7

	$3,359.4	$2,967.8	$2,968.7

(c)	Major Customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2003, revenues from one customer of Cameco’s uranium and conversion segments represented approximately $97,000,000 (14%) of Cameco’s total revenues. In 2002, revenues from one customer of Cameco’s uranium and conversion segments represented approximately $92,000,000 (14%) of Cameco’s total revenues. In 2001, revenues from one customer of Cameco’s uranium and conversion segments represented approximately $84,000,000 (12%) of total revenue. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedules.

FINANCIAL INFORMATION

28.	Subsequent Event

(a)	On January 5, 2004 Cameco Corporation and the Kyrgyz government announced an agreement to transfer all of Kumtor Gold Company (KGC), the owner of the Kumtor gold mine in the Kyrgyz Republic, to a new jointly owned Canadian company called Centerra Gold Inc. (Centerra). In conjunction with its acquisition of KGC and Cameco’s other gold assets, Centerra intends to undertake a public offering (IPO) in Canada. Cameco expects to hold a majority interest in Centerra following the IPO.

(b)	On February 27, 2004, Cameco, through one of its wholly owned US subsidiaries, signed an agreement to purchase a 25.2% interest in assets comprising the South Texas Project (STP) from a wholly owned subsidiary of American Electric Power (AEP) for $333 million (US). STP consists primarily of two 1,250 megawatt (MW) nuclear power plants located in Texas. These two units were commissioned in 1988 and 1999 and are licensed until 2027 and 2028. The interest which Cameco intends to purchase is subject to a right of first refusal in favour of the current participants for a period of 90 days. The transaction is expected to close in the second half of 2004 and, based on current operating performance and market conditions, would have a positive impact on net earnings and for 2004. Cameco does not expect to finance the acquisition with debt and is looking at various options, including issuing equity.

29.	Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

30.	Generally Accepted Accounting Principles in Canada and the United States

The consolidated financial statements of Cameco are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).

(a)	Reconciliation of earnings in accordance with Canadian GAAP to earnings determined in accordance with US GAAP:

	2003	2002	2001
		(Thousands)
Net earnings under Canadian GAAP	$216,006	$52,863	$65,412
Adjustment to reverse Canadian GAAP restatement (viii)	–	2,597	(191)

Net earnings applicable to US GAAP	$216,006	$55,460	$65,221
Add (deduct) adjustments for:

Interest on preferred securities and convertible debentures (i)	(19,186)	(17,238)	(17,268)

Capitalized interest (ii)	–	3,768	–

Depreciation and depletion (iii)	2,579	2,579	2,895

Mineral property costs (iv)	(6,047)	(6,188)	(6,806)

Pre-operating costs (v)	(200)	(2,578)	(6,232)

Hedges and derivative instruments (vi)	12,304	1,928	1,810

Realization of cumulative translation account (vii)	–	(1,585)	(3,273)

Earnings from Bruce Power (v) (vi)	(13,938)	(12,481)	–

Income tax effect of adjustments	10,121	14,116	14,542

Net earnings before cumulative effect of a change in accounting principle	201,640	37,781	50,889

Cumulative effect of a change in accounting principle (viii)	10,683	–	–

Net earnings under US GAAP	212,323	37,781	50,889

Hedges and derivative instruments (vi)	29,508	(6,203)	(22,253)

Foreign currency translation adjustments	(32,309)	859	1,509

Unrealized loss on available-for-sale securities (ix)	(1,058)	(334)	(8,300)

Comprehensive income under US GAAP	$230,932	$32,103	$21,845

Basic net earnings per share under US GAAP	$3.78	$0.68	$0.92

Diluted earnings per share under US GAAP	$3.72	$0.68	$0.92

FINANCIAL INFORMATION

(b)	Comparison of balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with US GAAP:

(i) Balance Sheets

	2003		(Restated)	2002
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	(Thousands)		(Thousands)
Current assets	$678,278	$672,340	$650,043	$644,105

Property, plant and equipment	2,072,156	808,483	2,060,250	750,628

Mineral interests and other intangibles (x)	–	1,225,804	–	1,250,365

Long-term receivables, investments and other	608,977	593,520	257,523	237,013

Total assets	$3,359,411	$3,300,147	$2,967,816	$2,882,111

Current liabilities	$197,841	$188,983	$171,377	$167,258

Long-term debt	238,707	623,173	218,290	412,053

Provision for reclamation	150,444	150,444	159,344	155,036

Other liabilities (vi)	36,196	22,097	9,523	57,999

Deferred income taxes	501,674	487,388	530,625	485,447

	1,124,862	1,472,085	1,089,159	1,277,793
Minority interest	14,690	14,690	18,078	18,078

Shareholders’ equity
Preferred securities	158,022	–	193,763	–

Convertible debentures	226,444	–	–	–

Share capital	708,345	708,345	680,934	680,934

Contributed surplus	474,927	474,927	472,488	472,488

Retained earnings	665,377	597,219	494,341	418,546

Accumulated other comprehensive income
– cumulative translation account	(13,256)	7,966	19,053	40,275

– available-for-sale securities (ix)	–	23,864	–	2,454

– hedges and derivative instruments (vi)	–	1,051	–	(28,457)

	2,219,859	1,813,372	1,860,579	1,586,240

Total liabilities and shareholders’ equity	$3,359,411	$3,300,147	$2,967,816	$2,882,111

(ii) Components of accounts payable and accrued liabilities are as follows:

	2003		2002
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	(Thousands)		(Thousands)
Accounts payable	$120,436	$120,436	$84,906	$84,906

Taxes and royalties payable	29,444	29,444	26,340	22,221

Accrued liabilities	7,650	7,650	20,686	20,686

Total accounts payable and accrued liabilities	$157,530	$157,530	$131,932	$127,813

FINANCIAL INFORMATION

(c)	The effects of these adjustments would result in the consolidated statements of cash flows reporting the following under US GAAP:

	2003	2002	2001
		(Thousands)
Cash provided by operations	$224,540	$231,184	$95,568

Cash used in investing	$(441,540)	$(72,006)	$(127,306)

Cash provided by (used in) financing	$242,973	$(134,819)	$32,344

(d)	A description of certain significant differences between Canadian GAAP and US GAAP follows:

(i) Preferred Securities and Convertible Debentures

These instruments are classified as equity under Canadian GAAP and interest payments, on an after-tax basis, are classified as distributions of equity. Under US GAAP, they are classified as debt and interest payments are included in interest expense.

(ii) Capitalized Interest

Cameco’s policy under both Canadian GAAP and US GAAP is to capitalize interest on expenditures related to construction of development projects actively being prepared for their intended use. Under US GAAP, a portion of the interest on the preferred securities, classified as debt under US GAAP, would be capitalized to development properties.

(iii) Writedown of Mineral Properties

Under both Canadian and US GAAP, property, plant and equipment must be assessed for potential impairment. In 2003 there is no longer any difference in the calculation of an impairment loss between Canadian and US GAAP. However, as a result of previous differences in the amounts of impairment losses recognized under US and Canadian GAAP, there is a difference in the amount of depreciation and depletion charged to earnings.

(iv) Mineral Property Costs

Consistent with Canadian GAAP, Cameco defers costs related to mineral properties once the decision to proceed to development has been made. Under US GAAP, these costs are expensed until such time as a final feasibility study has confirmed the existence of a commercially mineable deposit.

(v) Pre-Operating Costs

Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved. After such time, those costs are amortized over the estimated life of the project. Under US GAAP, such costs are expensed as incurred as required by AICPA Statement of Position 98-5, Reporting on the Cost of Start-Up Activities. In 2000, these costs related to the production of uranium concentrates at the McArthur River mine and were charged to product inventory. Portions of this product inventory were sold in each of the years.

During 2003, $17,917,000 (2002 — $8,628,000) of costs related to the restart of two nuclear reactors at Bruce Power were considered to be startup costs required to be expensed under US GAAP.

(vi) Hedges and Derivative Instruments

During 2003, $12,304,000 was excluded from the assessment of hedge effectiveness. For amounts included in the balance sheet as accumulated other comprehensive income as at December 31, 2003, a gain of $250,000 (after tax) relates to the hedging of interest rate risk, a loss of $18,971,000 (after tax) relates to the hedging of gold price risk, and a gain of $38,625,000 (after tax) relates to the hedging of foreign exchange rate risk. Of these amounts, $14,890,000 (after tax) would be recorded in earnings during 2004 if market conditions remained unchanged. The impact on other comprehensive income for 2003 is $26,107,000 after consideration of the reversal of the 2002 amounts described below. During 2003, no net gains or losses from the hedging of net investments were realized.

During 2002, $1,928,000 was excluded from the assessment of hedge effectiveness. For amounts included in other comprehensive income as at December 31, 2002, a gain of $277,000 (after tax) relates to the hedging of interest rate risk,

FINANCIAL INFORMATION

a loss of $18,076,000 (after tax) relates to the hedging of gold price risk, and a loss of $10,658,000 (after tax) relates to the hedging of foreign exchange rate risk. During 2002, no net gains or losses from the hedging of net investments were realized.

Prior to July, 2003, $3,979,000 of gains related to Bruce Power energy contracts did not qualify for hedge accounting under US GAAP as the documentation required for hedge accounting was not contemplated at the time of entering into the contracts. The impact on other comprehensive income for 2003 is $3,401,000.

(vii) Realization of Cumulative Translation Account

Under Canadian GAAP, a proportionate amount of the cumulative translation account is recognized in earnings when a portion of the net investment in a subsidiary is realized. US GAAP does not allow for any of the cumulative translation account to be taken to earnings unless a portion of the investment has been sold or substantially liquidated.

(viii) Cumulative Effect of a Change in Accounting Policy

In 2001, the FASB issued Statement 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. Statement 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

For Canadian GAAP, the cumulative effect of the change in policy on the balance sheet at December 31, 2002 is to increase property, plant and equipment by $23 million, future income taxes by $8 million, liabilities by $4 million and opening retained earnings by $11 million. Under US GAAP no restatement is required.

(ix) Available-for-Sale Securities

Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market values with unrealized gains or losses reflected as a separate component of shareholders’ equity and included in comprehensive income. Cameco’s investments in Energy Resources of Australia Ltd., Batavia Mining Ltd. (formerly Menzies Gold NL) and Tenke Mining Corp. are classified as available-for-sale. The fair market value of these investments at December 31, 2003 was $41,428,000 (2002 – $20,018,000). The cumulative unrealized gain at December 31, 2003 was $23,864,000.

(x) Mineral Interests and Other Intangible Assets

Under US GAAP, acquisition costs associated with mining interests are classified according to the land tenure position. Costs associated with owned mineral claims and mining leases where the company does not own the underlying land are classified as definite life intangible assets and amortized over the period of intended use.

For mineral claims with proven and probable reserves, amortization is taken on a unit of production basis resulting in no charge during the exploration and development phases.

(e)	Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair-value based method of accounting for employee stock options. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, which is similar to the method applied under Canadian GAAP and followed by Cameco prior to 2003. For periods prior to adoption, companies that continue to follow the intrinsic value based method must disclose pro-forma earnings and earnings per share information under the fair-value method.

FINANCIAL INFORMATION

Cameco has adopted the fair-value method of accounting for employee stock options with retroactive effect to January 1, 2003. Pursuant to new transitional rules related to accounting for stock-based compensation under Canadian GAAP, Cameco chose to record compensation expense for all employee stock options granted on or after January 1, 2003 with a corresponding increase to contributed surplus. Compensation expense for options granted during 2003 is determined based on the estimated fair values at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy has increased expenses by $2,439,000 in 2003.

Cameco has applied the pro forma disclosure provisions of the standard to awards granted prior to January 1, 2003. The pro forma net earnings attributable to common shares, basic and diluted earnings per share after giving effect to the grant of these options are:

	2003	2002	2001
		(Thousands)
Net earnings for the year in accordance with US GAAP as calculated above	$212,323	$37,781	$50,889

Effect of recording compensation expense under stock options plans	(2,027)	(3,991)	(4,168)

Pro-forma net earnings after application of SFAS 123	$210,296	$33,790	$46,721

Pro-forma basic net earnings per common share after application of SFAS 123	$3.75	$0.61	$0.84

Pro-forma diluted net earnings per common share after application of SFAS 123	$3.68	$0.61	$0.84

In calculating the foregoing pro-forma amounts, the fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001

Dividend	$0.50	$0.50

Expected volatility	20.0%	39.6%

Risk-free interest rate	5.0%	5.5%

Expected life of option	5 years	8 years

Expected forfeitures	17.0%	20.0%

(f)	New Accounting Pronouncements

In 2002, the FASB issued Financial Interpretation 45 (FIN 45) that requires the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events. The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003. For guarantees that existed at December 31, 2003, FIN 45 requires additional disclosures which have been included in these financial statements to the extent applicable to Cameco.

During 2003, the FASB issued Financial Interpretation 46 Revised (FIN 46 Revised) that requires the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as variable interests). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of the entity’s assets and liabilities. The holder of the majority of an entity’s variable interests will be required to consolidate the variable interest entity. This change has not had any impact on these consolidated financial statements.

FINANCIAL INFORMATION

Summary of Significant Accounting Policies

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and, except as described in note 30, conform in all material respects with accounting principles generally accepted in the United States. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. The most significant estimates are related to the lives and recoverability of mineral properties, provisions for decommissioning and reclamation of assets, future income taxes, financial instruments and mineral reserves. Actual results could differ from these estimates. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

Consolidation Principles

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. Under this method, Cameco includes in its accounts its proportionate share of assets, liabilities, revenues and expenses.

Cash

Cash consists of balances with financial institutions and investments in money market instruments which have a term to maturity of three months or less.

Inventories

Inventories of broken ore, uranium concentrates and refined and converted products are valued at the lower of average cost and net realizable value.

Supplies

Consumable supplies and spares are valued at the lower of cost or replacement value.

Investments

Investments in associated companies over which Cameco has the ability to exercise significant influence are accounted for by the equity method. Under this method, Cameco includes in earnings its share of earnings or losses of the associated company. Portfolio investments are carried at cost or at cost less amounts written off to reflect a decline in value that is other than temporary.

Property, Plant and Equipment

Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains or losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production. The carrying values of property, plant and equipment are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

Non-Producing Properties

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred and carried at cost with the intention that these will be depleted by charges against earnings from future mining operations. No depreciation or depletion is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depleted over the remaining life of the related assets.

The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

Property Evaluations

Cameco reviews the carrying values of its properties when changes in circumstances indicate that those carrying values may not be recoverable. Estimated future net cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. An impairment loss is recognized when the carrying value of an asset held for use exceeds the sum of undiscounted future net cash flows. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

FINANCIAL INFORMATION

Future Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period which includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Capitalization of Interest

Interest is capitalized on expenditures related to construction or development projects actively being prepared for their intended use. Capitalization is discontinued when the asset enters commercial operation or development ceases.

Depreciation and Depletion

Conversion services assets, mine buildings, equipment and mineral properties are depreciated or depleted according to the unit-of-production method. This method allocates the costs of these assets to each accounting period. For conversion services, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining, the amount of depreciation or depletion is measured by the portion of the mines’ economically recoverable proven and probable ore reserves which are recovered during the period.

Other assets are depreciated according to the straight-line method based on estimated useful lives, which generally range from three to 10 years.

Research and Development and Exploration Costs

Expenditures for applied research and technology related to the products and processes of Cameco and expenditures for geological exploration programs are charged against earnings as incurred.

Environmental Protection and Reclamation Costs

The fair value of the liability for an asset retirement obligation is recognized in the period incurred. The fair value is added to the carrying amount of the associated asset and depreciated over the asset’s useful life. The liability is accreted over time through periodic charges to earnings and it is reduced by actual costs of decommissioning and reclamation. Cameco’s estimates of reclamation costs could change as a result of changes in regulatory requirements and cost estimates. Expenditures relating to ongoing environmental programs are charged against earnings as incurred or capitalized and depreciated depending on their relationship to future earnings.

Employee Future Benefits

Cameco accrues its obligations under employee benefit plans. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health-care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Past service costs arising from plan amendments and net actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

Stock-Based Compensation

Cameco has a stock option plan that is described in note 20. Options granted under the plan on or after January 1, 2003 are accounted for using the fair-value method. Under this method, the compensation cost of options granted is measured at estimated fair value at the grant date and recognized over the vesting period.

For options granted under the stock option plan prior to January 1, 2003, no compensation expense was recognized when the stock options were granted. Any consideration paid on exercise of stock options is credited to share capital.

Cameco accounts for other stock-based compensation arrangements in accordance with the fair-value method of accounting.

Revenue Recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers. Third party fabricators process Cameco’s products into fuel for use in nuclear reactors.

Cameco records revenue on the sale of its nuclear products to utility customers when title to the product transfers and delivery is effected through book transfer. Since nuclear products must be stored at licensed storage facilities, Cameco may hold customer-owned product at its premises prior to shipment of the product to third parties for further processing.

Cameco records revenue on the sale of gold when title passes and delivery is effected.

FINANCIAL INFORMATION

Amortization of Financing Costs

Debt discounts and issue expenses associated with long-term financing are deferred and amortized over the term of the issues to which they relate.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at year-end rates of exchange. Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at rates in effect at the time of the transactions. The applicable exchange gains and losses arising on these transactions are reflected in earnings.

Foreign currency gains or losses arising on translation of long-term monetary items with a fixed or ascertainable life beyond the end of the following fiscal year are deferred and amortized to earnings over the remaining life of the item.

The United States dollar is considered the functional currency of most of Cameco’s uranium and gold operations outside of Canada. The financial statements of these operations are translated into Canadian dollars using the current-rate method whereby all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange prevailing during the year. Exchange gains and losses arising from this translation, representing the net unrealized foreign currency translation gain (loss) on Cameco’s net investment in these foreign operations, are recorded in the cumulative translation account component of shareholders’ equity. Exchange gains or losses arising from the translation of foreign debt and preferred securities designated as hedges of a net investment in foreign operations are also recorded in the cumulative translation account component of shareholders’ equity. These adjustments are not included in earnings until realized through a reduction in Cameco’s net investment in such operations.

Derivative Financial Instruments and Hedging Transactions

Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Cameco formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Gains and losses related to hedging items are deferred and recognized in the same period as the corresponding hedged items. If derivative financial instruments are closed before planned delivery, gains or losses are recorded as deferred revenue or deferred charges and recognized on the planned delivery date. In the event a hedged item is sold, extinguished or matures prior to the termination of the related hedging instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings.

Per Share Amounts

Per share amounts are calculated using the weighted average number of paid common shares outstanding.